Postlethwaite & Netterville
A Professional Accounting Corporation
Associated Offices in Principal Cities of the United States
www.pncpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
FFC Capital Advisors, LLC
New Orleans, Louisiana

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) FFC Capital Advisors, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which FFC Capital Advisors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (the "exemption provisions") and (2) FFC Capital Advisors, LLC stated that FFC Capital Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. FFC Capital Advisor LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about FFC Capital Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Postlethwaite & Netterville

New Orleans, Louisiana
March 15, 2016

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